Exhibit 99.1

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020
(UNAUDITED)

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands
(Unaudited)

	December 31,	June 30,
	2019	2020
Assets
CURRENT ASSETS:
Cash and cash equivalents	$118,661	$94,818
Restricted bank deposits	224	224
Accounts receivable (net of allowance for doubtful accounts of $77 and $51 at December 31, 2019 and June 30, 2020, respectively)	16,222	10,753
Prepaid expenses and other current assets	4,773	7,846
Total current assets	139,880	113,641
NON CURRENT ASSETS:
Long-term restricted bank deposits	2,844	2,839
Marketable Securities - long term	-	10,627
Property and equipment, net	4,177	4,810
Deferred costs	5,640	5,467
Deferred tax assets	1,659	1,559
Operating lease assets	20,958	19,882
Other non-current assets	1,574	1,537
Total non-current assets	36,852	46,721
Total assets	$176,732	$160,362

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
 U.S. dollars in thousands (except share data)
(Unaudited)

	December 31,	June 30,
	2019	2020
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$4,394	$4,265
Employee and payroll accrued expenses	15,422	13,662
Other accounts payables	1,568	1,291
Operating lease liabilities – current	2,533	2,935
Deferred revenues	22,725	27,126
Total current liabilities	46,642	49,279
NON-CURRENT LIABILITIES:
Long-term deferred revenues	12,838	13,425
Non-current operating lease liabilities	22,000	20,280
Other non-current liabilities	930	996
Total non-current liabilities	35,768	34,701
Total liabilities	$82,410	$83,980

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.015 par value; 150,000,000 shares authorized at December 31, 2019 and June 30, 2020, respectively; 35,230,253 and 35,714,399 shares issued and outstanding at December 31, 2019 and June 30, 2020, respectively;	145	147
Additional paid-in capital	162,609	170,534
Accumulated other comprehensive loss	-	(10)
Accumulated deficit	(68,432)	(94,289)
TOTAL SHAREHOLDERS’ EQUITY	94,322	76,382
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	176,732	160,362

The accompanying notes are an integral part of the condensed consolidated financial statements.

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2019	2020	2019	2020
Revenues:
Product	$10,897	$7,901	$21,520	$13,705
Maintenance and professional services	14,204	15,131	26,035	30,571
Total revenues	25,101	23,032	47,555	44,276
Cost of revenues:
Product	1,001	660	1,530	1,213
Maintenance and professional services	3,902	4,096	7,411	9,113
Total cost of revenues	4,903	4,756	8,941	10,326
Gross profit	20,198	18,276	38,614	33,950
Operating expenses:
Research and development	7,464	8,033	13,967	18,211
Sales and marketing	17,152	13,636	30,752	31,465
General and administrative	3,289	4,793	5,877	9,724
Total operating expenses	27,905	26,462	50,596	59,400
Operating loss	$(7,707)	$(8,186)	$(11,982)	$(25,450)
Financial income (expense), net	(277)	(127)	(237)	436
Loss before taxes on income	$(7,984)	$(8,313)	$(12,219)	$(25,014)
Taxes on income	(230)	(500)	(443)	(843)
Net loss	$(8,214)	$(8,813)	$(12,662)	$(25,857)
Basic and diluted net loss per ordinary share	$(0.26)	$(0.25)	$(0.64)	$(0.73)
Weighted average number of shares used in computing net loss per ordinary share - basic and diluted	31,164	35,650	19,723	35,552

The accompanying notes are an integral part of the condensed consolidated financial statements.

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2019	2020	2019	2020
Net loss	$(8,214)	$(8,813)	$(12,662)	$(25,857)
Other comprehensive loss:
Unrealized loss from available-for-sale securities	-	(10)	-	(10)
Total Comprehensive Loss	$(8,214)	$(8,823)	$(12,662)	$(25,867)

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED SHARES AND
CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
U.S. dollars in thousands (except share data)
(Unaudited)

	Redeemable Convertible Preferred Shares		Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Number of Shares	Amount	Number of Shares	Amount
Balance as of December 31, 2018	16,416,749	26,699	8,265,988	30	10,337	-	(40,313)	(29,946)
Issuance of ordinary shares upon exercise of options			35,292	*	50	-		50
Share-based compensation					1,092	-		1,092
Net loss							(4,448)	(4,448)
Balance as of March 31, 2019	16,416,749	26,699	8,301,280	30	11,479		(44,761)	(33,252)

Issuance of ordinary shares upon exercise of options			448,240	2	624	-		626
Share-based compensation					2,643	-		2,643
Conversion of redeemable convertible preferred shares	(16,416,749)	(26,699)	16,416,749	70	26,629	-		26,699
Issuance of ordinary shares upon initial public offering, net			8,873,472	38	112,427	-		112,465
Net loss							(8,214)	(8,214)
Balance as of June 30, 2019	—	$—	34,039,741	$140	$153,802	-	$(52,975)	$100,967

	Redeemable Convertible Preferred Shares		Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity
	Number of Shares	Amount	Number of Shares	Amount
Balance as of December 31, 2019	-	-	35,230,253	145	162,609	-	(68,432)	94,322
Issuance of ordinary shares upon exercise of options			376,769	2	576	-		578
Share-based compensation					3,655	-		3,655
Net loss							(17,044)	(17,044)
Balance as of March 31, 2020	-	-	35,607,022	147	166,840	-	(85,476)	81,511

Issuance of ordinary shares upon exercise of options			107,377	*	157	-		157
Share-based compensation					3,537	-		3,537
Other comprehensive loss						(10)		(10)

Net loss							(8,813)	(8,813)
Balance as of June 30, 2020	—	$—	35,714,399	$147	$170,534	(10)	$(94,289)	$76,382

(*)   Represents an amount less than 0.5 thousand

The accompanying notes are an integral part of the condensed consolidated financial statements

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (U.S. dollars in thousands)
(Unaudited)

	Six Months Ended
	June 30,
	2019	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(12,662)	(25,857)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	587	694
Bad debt expense	31	51
Share-based compensation	3,735	7,192
Exchange rate differences on cash, cash equivalents and restricted cash	(262)	127
Other	7	2
Change in operating assets and liability items:
Accounts receivable	1,560	5,418
Prepaid expenses and other current assets	468	(3,349)
Deferred costs	424	230
Deferred taxes and other non-current assets	(1,522)	137
Trade payables	1,556	(129)
Employee and payroll accrued expenses	(521)	(534)
Other accounts payable and non-current liabilities	(2,233)	60
Operating lease	1,860	(242)
Deferred revenues	8,507	4,988
Net cash provided by (used in) operating activities	1,535	(11,212)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(1,584)	(1,598)
Investment in marketable securities	-	(10,638)
Other investing activities	(21)	-
Net cash used in investing activities	(1,605)	(12,236)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering, net of underwriters' discounts	115,292	-
Payments of offering costs related to initial public offering	(2,322)	-
Proceeds from exercise of stock options	201	954
Changes in withholding tax related to employee stock plans	-	(1,227)
Payment of long-term loan	(222)	-
Net cash provided by (used in) financing activities	112,949	(273)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	262	(127)

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	113,141	(23,848)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	17,598	121,729
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	130,739	97,881

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Property and equipment purchased but not yet paid	278	-
Unpaid offering costs	382	-

The accompanying notes are an integral part of the condensed consolidated financial statements.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 1:          Business Description, Basis of Presentation and Recent Developments

a.	Business Description

Tufin Software Technologies Ltd. (together with its subsidiaries, “Tufin” or the “Company”) is an Israeli company that develops, markets and sells software-based solutions that help organizations visualize, define and enforce a unified security policy across complex, heterogeneous network environments. Tufin’s solutions automate security policy management, and allow organizations to gain visibility and control over their IT and cloud environments. Substantially all of the Company’s sales of products and services worldwide are made through a global network of distributors and resellers, which sell the products and services to their end-user customers.

Tufin Software Technologies Ltd. (the “Company”) was incorporated as an Israeli company on January 2, 2005 and commenced operations on that date. The Company has incorporated wholly owned subsidiaries in the United States, the United Kingdom, Germany, France, Australia and Romania.

In April 2019, the Company completed its initial public offering (“IPO”) in which it sold 8,855,000 ordinary shares to the public, including 1,155,000 ordinary shares pursuant to an option granted to the underwriters. The Company received aggregate net proceeds from the IPO of approximately $112,465 thousand, net of underwriting discounts and offering expenses payable by the Company. Upon the execution of the IPO, the Company’s outstanding redeemable convertible preferred shares were converted into 16,416,749 ordinary shares.

b.	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements and have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2019. The unaudited condensed consolidated financial statements include the accounts of Tufin Software Technologies Ltd. and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Certain financial information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted. Such information reflects all adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period.

The results of operations for the three and six months ended June 30, 2020 are not necessarily indicative of the results to be expected for the full year. These financial statements and accompanying notes should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2019, included in the filed with the SEC as part of the Company’s Annual Report on Form 20-F for such year on March 18, 2020.

c.	Recent Developments

In March 2020, the World Health Organization declared the outbreak of a disease caused by a novel strain of the coronavirus (COVID-19) to be a pandemic. The COVID-19 pandemic has rapidly changed market and economic conditions globally and may continue to create significant uncertainty in the macroeconomic environment. Such macroeconomic volatility, in addition to other unforeseen effects of this pandemic, has impacted the Company’s business, results of operations and overall financial performance. The COVID-19 pandemic has adversely affected the Company’s financial results primarily through elongated sales cycle on large transactions, and may adversely impact the Company’s long-term financial results in the future should the COVID-19 pandemic continue for a significant period of time.

The Company has been monitoring the developments relating to the COVID-19 pandemic, and has been acting to mitigate adverse implications as needed. As part of its actions, the Company has made adjustments to its operations and executed certain cost reduction initiatives, including workforce reduction. The Company will continue to monitor the evolving situation and will assess the relevant implications on its overall financial performance.

As a result of the COVID-19 pandemic, many of the Company’s estimates and assumptions may require increased judgment and may involve a higher degree of variability and volatility. While the Company continues to assess the implications of COVID-19 on its operations, it’s unable to accurately predict the full impact of COVID-19 on its business, results of operations, financial position and cash flows due to numerous uncertainties, including the severity of the disease, the duration of the outbreak and additional actions that may be taken by governmental authorities.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 2:          Recently Adopted Accounting Standards

In August 2018, the FASB issued ASU 2018-15 “Intangibles—Goodwill and other—Internal-use software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract.” ASU 2018-15 clarifies the accounting for costs incurred to implement a cloud computing hosting arrangement that is a service contract by establishing a model for capitalizing or expensing such costs, depending on their nature and the stage of the implementation project during which they are incurred and aligns the requirements for capitalization of such implementation costs with the existing guidance for internal-use software. Any capitalized costs are to be amortized over the reasonably certain term of the hosting arrangement and presented in the same line within the statement of operations as the related service arrangement’s fees. ASU 2018-15 also requires enhanced qualitative and quantitative disclosures surrounding hosting arrangements that are service contracts. The Company adopted ASU 2018-15 effective January 1, 2020, with no material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 that supersedes the existing impairment model for most financial assets to a model that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 requires an entity to recognize an impairment allowance equal to its current estimate of all contractual cash flows the entity does not expect to collect. ASU 2016-13 also requires that credit losses relating to available-for-sale debt securities will be recorded through an allowance for credit losses. The Company adopted ASU 2016-13 effective January 1, 2020, with no material impact on its consolidated financial statements.

NOTE 3:       CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	December 31,	June 30,
	2019	2020
	(U.S. $ in thousands)
Cash and cash equivalents	$118,661	$94,818
Restricted bank deposits	224	224
Long-term restricted bank deposits	2,844	2,839
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$121,729	$97,881

Amounts included in restricted cash represent those required to be set aside by a contractual agreement with lease, hedging and credit card transactions.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

NOTE 4:       FAIR VALUE MEASUREMENT

The following tables summarize the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, by fair value hierarchy, on the consolidated balance sheet:

	December 31, 2019	June 30, 2020
	(U.S. $ in thousands)
	Level 2	Level 2
Assets:
Marketable securities	-	10,627
Foreign currency exchange derivative instrument	81	415
Total Financial Assets	$81	$11,042

Liabilities:
Foreign currency exchange derivative instruments	7	9
Total Financial Liabilities	$7	$9

The Company’s marketable securities are classified as Level 2 as these assets are valued using quoted market prices or alternative pricing sources and models utilizing observable market inputs.

The foreign currency exchange derivative instruments are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).

Other financial instruments consist mainly of cash and cash equivalents, restricted bank deposits, accounts receivable, accounts payable and other accounts payables. The fair value of these financial instruments approximates their carrying values.

NOTE 5:       MARKETABLE SECURITIES

The Company accounts for its investments in marketable securities in accordance with ASC No. 320, “Investments—Debt and Equity Securities”. The Company determines the appropriate classification of its investments in marketable securities at the time of purchase and re-evaluates the appropriate classifications at each balance sheet date. As of June 30, 2020, all of the Company’s investments in marketable debt securities are classified as available-for-sale. Therefore, the Company’s marketable debt securities are recorded at fair value on the balance sheet. Unrealized gains and losses on marketable debt securities classified as available-for-sale are recorded in other comprehensive income (loss). Realized gains and losses on sale of marketable debt securities are included in financial income (expense), net in the consolidated statement of operations, and are derived using the specific identification method. The amortized cost of marketable debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in the Company’s financial income (expenses), net in the consolidated statement of operations. The Company classifies its marketable debt securities as either short-term or long-term based on each instrument’s underlying contractual maturity date.

Available-for-sale debt securities with an amortized cost basis in excess of the estimated fair value are assessed using the Current Expected Credit Losses model (in accordance with ASU 2016-13) in order to determine what portion of that difference, if any, is caused by expected credit losses. Expected credit losses on available for sale debt securities are recognized in financial income (expenses), net on the consolidated statements of operations.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

During the three and six months ended June 30, 2020, the Company did not recognize an allowance for credit losses on its available-for-sale marketable debt securities as any expected credit losses are not material to the consolidated financial statements.

The following tables summarize the amortized cost, unrealized gains and losses, and fair value of available-for-sale marketable securities as of June 30, 2020:

	June 30, 2020
	Amortized cost	Gross unrealized losses	Gross unrealized gains	Fair value

Government debentures	$8,004	$(3)	$-	$8,001
Corporate debentures	2,633	(7)	-	2,626

Total	$10,637	$(10)	$-	$10,627

As of June 30, 2020, the Company’s available-for-sale marketable securities mature in one to two years.

NOTE 6:       DERIVATIVE INSTRUMENTS

The Company carries out transactions involving foreign currency exchange derivative financial instruments. The transactions are designed to hedge the Company’s exposure in currencies other than the U.S. dollar, but are not designated as an accounting hedge. The Company is primarily exposed to foreign exchange risk with respect to recognized assets and liabilities and forecasted transactions denominated in NIS, Euros and GBP.

The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

	Balance sheet location	Fair Value		Notional Amount
		December 31,	June 30,	December 31,	June 30,
		2019	2020	2019	2020
		(U.S. $ in thousands)
Assets derivatives -Foreign exchange contracts, not designated as cash flow hedge	Other current assets	$81	$415	$11,185	$12,565
Liability derivatives -Foreign exchange contracts, not designated as hedging instruments	Other accounts payables	(7)	(9)	11,185	507
		$74	$406	$22,370	$13,072

NOTE 7:        SHARE-BASED COMPENSATION

Under the 2019 Plan, options or restricted share units (RSUs) generally vest over a requisite service period of four years commencing on the grant date and have a contractual term of ten years from the grant date. As of June 30, 2020, 343,236 shares were available for future equity awards under the 2019 Plan.

Share-based compensation expenses for options were allocated as follows:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2019	2020	2019	2020
Cost of revenues	311	467	546	962
Research and development	477	1,113	615	2,183
Sales and marketing	1,511	1,022	2,000	2,209
General and administrative	344	935	574	1,838
Total share-based compensation expense	2,643	3,537	3,735	7,192

The fair value of options granted was estimated using the Black-Scholes option-pricing model. The fair value of RSUs was determined based on the quoted price of the Company’s ordinary shares on the date of the grant.

As of June 30, 2020, the Company had 3,998,335 unvested options. As of June 30, 2020, the unrecognized compensation cost related to all unvested, equity-classified options of $14,585 thousands is expected to be recognized as an expense over a weighted-average period of 1.1 years.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

a.	A summary of the Company’s option activity for the six months ended June 30, 2020 is as follows:

	Amount of Options	Weighted average exercise price

Balance as of January 1, 2020	7,507,811	$8.17
Granted	921,500	$10.73
Exercised	(484,146)	$1.52
Forfeited	(483,612)	$14.36
Balance as of June 30, 2020	7,461,553	$8.51
Exercisable as of June 30, 2020	3,463,218	$3.41

b.	A summary of the Company’s RSUs activity for the six months ended June 30, 2020 is as follows:

	Amount of RSUs	Weighted Average Grant Date Fair Value

Balance as of January 1, 2020	-	$-
Granted	1,012,170	$9.15
Forfeited	(4,470)	$8.83
Unvested as of June 30, 2020	1,007,700	$9.15

As of June 30, 2020, the unrecognized compensation cost of $8.4 million related to all unvested, equity-classified RSUs is expected to be recognized as expense over a weighted-average period of 1.1 years.

c.
The Company incurred net losses for the three and six months ended June 30, 2019 and 2020. Therefore, the inclusion of all potential ordinary shares outstanding would have had an anti-dilutive effect on the diluted net loss per share. As a result, 7,496,742 and 8,469,253 options and RSUs were not included in the calculation of diluted net loss per share for the three and six months ended June 30, 2019 and 2020, respectively.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

NOTE 8:        REVENUES, DEFERRED REVENUES AND DEFERRED COSTS

Disaggregation of Revenue

The Company generates revenue from the sale of software products, hardware products, maintenance and support, and professional services. All revenue recognized in the consolidated statement of operations is considered to be revenue from contracts with customers. The following table sets for the disaggregated revenue by revenue type and is consistent with how the Company evaluates its performance obligations:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2020	2019	2020
	(U.S. dollars in thousands)		(U.S. dollars in thousands)
Product
Software products	9,960	7,147	20,243	12,625
Hardware products	937	754	1,277	1,080
	$10,897	$7,901	$21,520	$13,705
Maintenance and professional services
Support and maintenance	11,305	12,315	21,674	24,703
Professional services	2,899	2,816	4,361	5,868
	$14,204	$15,131	$26,035	$30,571
Total revenue	$25,101	$23,032	$47,555	$44,276

Deferred revenue

	December 31,	June 30,
	2019	2020
	(U.S. $ in thousands)
Deferred revenues:
Deferred product revenues	$695	$166
Deferred maintenance and professional services revenues	56,900	48,928
	57,595	49,094
Less - amounts offset from accounts receivable	(22,032)	(8,543)
Deferred revenues	35,563	40,551
The change in deferred revenues:
Balance at beginning of year	56,629	57,595
Deferred revenue relating to new sales	40,225	16,644
Revenue recognition during the period	(39,259)	(25,145)
Balance at end of year	57,595	49,094
Less - amounts offset from accounts receivable	(22,032)	(8,543)
Deferred revenues	$35,563	$40,551

Remaining Performance Obligations

As of June 30, 2020, the Company’s total remaining performance obligations were approximately $54,740 thousand.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

The Company expects that it will satisfy its remaining performance obligations over a period of three years during which, on June, 2020, an amount of $32,999 thousand will be recognized in the next twelve months, which constitutes 60% of total deferred revenues.

Assets Recognized from the Costs to Obtain a Contract with a Customer

The Company determined that certain costs related to its sales incentive programs meet the requirements to be capitalized and deferred. These assets are recorded as current and non-current assets. The Company amortizes these deferred costs over the benefit period, currently estimated to be four years. The Company considers the benefit period to exceed the initial contract term for certain costs because of anticipated renewals and because sales commission rates for renewal contracts are not commensurate with sales commissions for initial contracts.

	December 31,	June 30,
	2019	2020
	(U.S. $ in thousands)
Balance at beginning of year	$5,313	$5,962
Additional costs deferred	3,436	1,365
Amortization of deferred costs	(2,787)	(1,597)
Balance at end of year	$5,962	$5,730

NOTE 9:       ENTITY WIDE DISCLOSURES

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. The Company manages its business based on one operating segment and derives revenues from licensing of software, sales of hardware, providing maintenance and technical support and sales of professional services.

The following is a summary of revenues within geographic areas:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2020	2019	2020
	(U.S. dollars in thousands)		(U.S. dollars in thousands)
Americas:
United States	$12,572	$12,235	$24,875	$23,304
Other	460	184	578	551
	13,032	12,419	25,453	23,855
EMEA:
Germany	2,946	2,712	5,694	5,045
Israel	306	282	543	556
Other	6,539	5,740	$12,600	11,596
	9,791	8,734	18,837	17,197

APAC	2,278	1,879	3,265	3,224

Total	$25,101	$23,032	$47,555	$44,276

Revenues are attributed to geographic areas based on the location of customer.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the year ended December 31, 2019 and six months ended June 30, 2020, each of the following distributors comprised more than 10% of the Company’s revenue:

	Year Ended	Six months Ended
	December 31,	June 30,
	2019	2020

Customer A	15%	15%
Customer B	9%	10%

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Property, plant and equipment, net by geographical area were as follows as of December 31, 2019 and June 30, 2020:

	December 31,	June 30,
	2019	2020
	(U.S. $ in thousands)
Americas (primarily the United States)	$959	1,146
EMEA	123	111
Israel	3,095	3,553
	$4,177	4,810

As of December 31, 2019 and June 30, 2020, each of the following distributors comprised more than 10% of the Company’s accounts receivable:

	December 31,	June 30,
	2019	2020
Customer A	14%	18%
Customer B	15%	13%
Customer C	12%	0%
Customer D	2%	15%
Customer E	2%	14%

For purposes of this calculation, the Company assessed distributors by aggregating distributors within the same holding group.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

NOTE 10:     Contingencies

Legal Proceedings

As previously disclosed, the Company, along with its directors and officers at the time of its IPO (the “Individual Defendants”) were named as defendants in putative shareholder class action lawsuits filed in the Supreme Court of the State of New York on (1) February 26, 2020, captioned Matt Primozich v. Tufin Software Technologies Ltd., et al., Index No. 651287/2020 (Sup. Ct. 2020), (2) June 15, 2020, captioned Avi Shmuely v. Tufin Software Technologies Ltd., et al., Index No. 652475/2020 (Sup. Ct. 2020), and (3) July 1, 2020 captioned Michael Roche v. Tufin Software Technologies Ltd., et al., Index No. 652833/2020 (Sup. Ct. 2020) (the “Roche Complaint”).  The Roche Complaint also named the underwriters in the IPO as defendants. The Company, the Individual Defendants and the underwriters in the IPO were also named as defendants in a putative shareholder class action lawsuit filed in the United States District Court, Southern District New York on July 21, 2020, captioned Matthew Ellison v. Tufin Software Technologies Ltd. et al., Case No. 1:20-cv-05646 (S.D.N.Y.), and the Company and the Individual Defendants were also named as defendants in a substantially similar lawsuit in the Southern District of New York on August 10, 2020 captioned David Michaelson v. Tufin Software Technologies Ltd. et al., Case No. 1:20-cv-06290 (S.D.N.Y.).

In the state court complaints, the plaintiffs, seeking to represent a class of all purchasers and acquirers of the Company’s ordinary shares issued in connection with the Company’s IPO, allege that the Company violated Sections 11 of the Securities Act (and, in the case of the Roche Complaint, Section 12(a)(2) of the Securities Act) by making material misstatements or failing to disclose material information. The complaints also assert claims against the Individual Defendants for control person liability under Section 15 of the Securities Act. In the federal complaint, the plaintiff, seeking to represent a class of all shareholders that purchased ordinary shares of the Company in or traceable to both the IPO and the Company’s secondary public offering on December 5, 2019, alleges violations of Sections 11 and 12(a)(2) of the Securities Act against all defendants, including the Company, and Section 15 of the Securities Act against the Individual Defendants in connection with alleged material misstatements or failures to disclose material information. It is expected that the state court complaints will be ultimately consolidated into a single complaint.

Based on information currently available and the current stage of the litigation, the Company is unable to reasonably estimate a possible loss or range of possible losses, if any, with regard to the remaining lawsuits in the state court or District Court; therefore, no litigation reserve has been recorded in the Company’s condensed consolidated balance sheets as of June 30, 2020. The Company will continue to evaluate information as it becomes known and will record an estimate for losses at the time or times if and when it is probable that a loss will be incurred and the amount of the loss is reasonably estimable.